Mail Stop 3561
							September 30, 2005


Mr. Craig D. Abolt
Senior Vice President and Chief Financial Officer
MSW Energy Holdings LLC
c/o Danielson Holding Corporation
40 Land Road
Fairfield, New Jersey 07004

		RE:	MSW Energy Holdings LLC
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 17, 2005
			Form 10-Q for Quarterly Period Ended March 31, 2005 Form 10-Q for Quarterly Period Ended June 30, 2005 File No. 333-109049

Dear Mr. Abolt:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Debt Covenants, page 15

1. Reference is made to your presentation of "Proportionate
Adjusted
EBITDA" and "Proportionate interest expense" on page 15, in the context of discussing certain of your debt covenants. Please revise your disclosure to include:
o the materiality of the credit agreement and the related covenants;
o the amount or limit required for compliance with the covenants;
and
o the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.
Refer for guidance to Question 10 of our Frequently Asked
Questions
Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.

	Also revise the reconciliation in note (1) to reconcile from cash flows from operations to EBITDA, as opposed to reconciling from operating income. In this regard, to the extent EBITDA or Adjusted
EBITDA is presented as a measure of liquidity, we believe the most directly comparable GAAP measure is cash flows from operations.

	Finally, please disclose in a reasonable amount of detail what the adjustment captioned "Ref-Fuel Holdings fair value adjustment amortization and revenue levelization" represents and how the amount of the adjustment is derived.

Contractual Obligations and Commercial Commitments, page 17

2. Please revise your contractual obligations table in future filings to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued
December 19, 2003 available at www.sec.gov.



Item 8. Financial Statements and Supplementary Data, page 23

Consolidated Balance Sheets, page 25

3. Please tell us why you began consolidating Ref-Fuel Holdings LLC on April 30, 2004, rather than on December 12, 2003, the date that MSW Energy Holdings II LLC acquired its 50% interest in Ref-Fuel Holdings LLC. In this regard, it is our understanding that as of December 12, 2003, Holdings Corp was the parent company of MSW Energy
Holdings II LLC and the managing member of you/MSW Energy Holdings LLC, thus suggesting that you had effective control over Ref-Fuel Holdings as of December 12, 2003. Also tell us how not consolidating this entity until April 30, 2004 is consistent with the fact that push-down basis was applied from Holdings Corp to Ref-Fuel Holdings
LLC effective December 12, 2003.

Notes to Consolidated Financial Statements, page 29

Note 2. Summary of Significant Accounting Policies, page 30

Intangible Assets, page 31

4. Please tell us in detail how you determined it is appropriate to treat Nitrous Oxide emission allowances as indefinite-lived intangibles. Please ensure you address in your response each of the factors listed in paragraph 11 of SFAS 142 which might limit the useful life of these assets.

Note 3. Acquisition of Membership Interests in Ref-Fuel Holdings, page 34

5. Please tell us more about the nature and terms of your obligations under the Duke Agreement. Also tell us whether your obligations under this agreement relate to ongoing services provided by Duke
Capital Corporation, and if so, tell us your basis for recording this obligation as part of your purchase price allocation.

Note 13.  Future Minimum Payments Under Operating Leases, page 43

6. Please tell us and revise your disclosure to clarify the terms of the "stipulated loss" clause in the Delaware Valley lease. Also tell us and disclose how you account for your obligation under this clause and ensure we understand the basis in GAAP for your accounting. If material, please consider disclosure of the contingent payments and possible contingent payments in your liquidity section of Item 7.


Note 14. Employee Compensation and Benefit Plans, page 44

7. Your disclosures here with respect to the American Ref-Fuel Company Retirement Savings Plan appear to be inconsistent with the related disclosures included in note 14 of the separate financial statements you provide for Ref-Fuel Holdings LLC and Subsidiaries. In particular, the description of your "basic contribution" is inconsistent, and so is your disclosure regarding the amount contributed by you to the plan. Please advise and also revise your disclosures to ensure consistency.

Form 10-K/A for Fiscal Year Ended December 31, 2004

8. Please re-amend to include the entire Form 10-K in the amended filing, not just the certifications. Please refer to Question 17 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 -
Frequently Asked Questions available at www.sec.gov.

In connection with filing your amendment, please eliminate reference to your CEO and CFO`s titles in the introductory paragraph of the
Section 302 certifications to conform to the format provided in Item
601(b)(31) of Regulation S-K. Also confirm to us that your inclusion of these titles in your Forms 10-Q for the quarters ended March 31,
2005 and June 30, 2005 was not intended to limit the capacity in which such individuals provided the certifications.

Form 8-K filed March 22, 2005

9. Your disclosure of the ratio of proportionate Adjusted EBITDA to proportionate interest expense for the twelve months ended December
31, 2004 is a non-GAAP financial measure subject to the disclosure and reconciliation requirements of Regulation G. In future filings please accompany non-GAAP financial measures included in your Forms
8-K with:
o A presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); and
o A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.


Form 10-Q for Period Ended June 30, 2005

Part I. Financial Information

Item 1. Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 8

Note 4. Reclassifications of Prior Periods, page 12

10. Please tell us in more detail about each of the material reclassifications you made to the prior year`s statements of operations. Ensure we understand how your revised classification in each case complies with GAAP. Also address for each reclassification whether your prior classification complied with GAAP, and if not, why you believe restatement of the prior periods is not required. In filing your Form 10-K amendment for fiscal year ended December 31, 2004, please consider whether any related revisions should be made.

Note 7. Intangible Assets and Goodwill, page 15

11. Please tell us why the fair value of your intangible asset titled
"electricity and steam contracts," for purposes of your application of push-down basis, was determined to be significantly less than your
December 31, 2004 book balance. Also tell us whether this indicates that you may have incurred an impairment in the value of this intangible during fiscal 2004 or in the first quarter of 2005.

Item 4. Controls and Procedures, page 29

12. In light of your disclosures regarding the material weakness in internal controls over financial reporting at your new parent company, please tell us and revise your disclosure to clarify how you were nonetheless able to conclude that your disclosure controls and procedures were effective as of the end of the period covered by the report.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Craig D. Abolt
MSW Energy Holdings LLC
September 30, 2005
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